FORM 6-K

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934

                                  25th May 2007

                             INTERNATIONAL POWER plc
                               (Registrant's name)


                                  Senator House
                            85 Queen Victoria Street
                                 London EC4V 4DP
                                     England
                    (Address of principal executive offices)

           Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or form 40-F.

             Form 20-F.........X........Form 40-F.................

           Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the
                        Securities Exchange Act of 1934.

                        Yes.............No......X.......

               If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):




International Power Acquires Remaining 50% of its Australian Retail Partnership


(London - 25 May 2007) International Power plc today announces that it has exercised its option to acquire the remaining 50% of the EnergyAustralia and International Power (Australia) retail energy partnership. International Power will pay A$142 million (GBP59 million) to Energy Australia for the remaining 50% share of the partnership.

The business sells electricity and gas to retail customers in Victoria and South Australia. Since the retail partnership was formed in July 2005, the number of power and gas accounts has increased from 175,000 to more than 400,000.

Tony Concannon, Executive Director Australia said "Growth in customer numbers has exceeded our original targets, and we are pleased to increase our investment in this important route to market for our generation portfolio in Australia."

The acquisition will be funded from existing International Power liquid resources, and completion is expected in August 2007.



For further information please contact:

International Power

Investor and Media Contact:
James Flanagan
Telephone: +44 (0)20 7320 8869


About International Power

International Power plc is a leading independent electricity generating company with 18,375 MW (net) in operation and 312 MW (net) under construction. International Power has power plants in operation or under construction in Australia, the United States of America, the United Kingdom, France, Germany, the Czech Republic, Italy, Portugal, Spain, Turkey, Bahrain, Oman, Qatar, Saudi Arabia, the UAE, Indonesia, Pakistan, Puerto Rico and Thailand. International Power is listed on the London Stock Exchange and the New York Stock Exchange (as ADR's) with ticker symbol IPR. Company website: www.ipplc.com





                                                INTERNATIONAL POWER plc
                                                (Registrant)


                             By: /s/ Stephen Ramsay
                            --------------------------------------------
                             Stephen Ramsay, Company Secretary